

October 4, 2006

Mr. Kevan Casey
Chief Executive Officer
Unicorp, Inc.
5075 Westheimer Road, Suite 975
Houston, Texas 77056

> **Re:** **Unicorp, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 8, 2006**
> **File No. 333-137213**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-10351**

Dear Mr. Casey:

We have limited our review of the above filings to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

The Offering, page 1

1.   Provide further explanation for why you have based the number of shares to register on a hypothetical stock price.

Use of Proceeds, page 14

2.   Provide further explanation for why you disclose a range of possible net proceeds
        you may receive under the Standby Equity Distribution Agreement ("SEDA")
        with Cornell Capital Partners, L.P.

Plan of Distribution, page 19

3.   Disclose the aggregate dollar value of the shares registered in February and of
        those being registered now as compared to the dollar value of the shares
        underlying the SEDA. We note that the number of shares registered in February
        on an assumed stock price of $1.7952 exceeded the $10,000,000 limit in the
        SEDA.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 44

4.   Please substantially revise your disclosure in this section to provide a more
        detailed explanation of the ineffectiveness of your disclosure controls and
        procedures. For example:

        •   Disclose the precise date at which your certifying officers reviewed your
            disclosure controls and procedures and identified them as needing
            improvement.

        •   Clearly describe the problems the officers identified as a result of their review.

        •   Identify the date when each problem arose and the person who identified the
            problem.

        •   Further describe the steps you took and are taking to remediate the situation.
            Ensure that this discussion specifies in sufficient detail the nature of any
            changes. Also, explain how the changes were intended to resolve the
            identified problems.

        We may issue further comments after reviewing your response.

Closing Comments

        As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after

reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Kevan Casey
Unicorp, Inc.
October 4, 2006
page 4

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn

        <u>via facsimile</u>
        Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        (305) 358-7095